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                              November 22, 2021

       Huihe Zheng
       Chairman of the Board, CEO, and President
       QDM International Inc.
       Room 715, 7F, The Place Tower C, No. 150 Zunyi Road
       Changning District
       Shanghai, China 200051

                                                        Re: QDM International
Inc.
                                                            Form 10-K for the
fiscal year ended March 31, 2021
                                                            Filed on July 12,
2021
                                                            Form 10-K/A for the
fiscal year ended March 31, 2021
                                                            Filed October 21,
2021
                                                            File No. 000-27251

       Dear Mr. Zheng:

              We have reviewed your October 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K/A for the fiscal year ended March 31, 2021

       Item 1A. Risk Factors, page 20

   1. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and subject
to PCAOB inspection. Please revise to disclose any material
                                                        risks to the company
and investors if it is later determined that the PCAOB is unable to inspect or investigate
completely your auditor because of a position taken by an authority in a foreign
jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your
securities to be prohibited under the Holding Foreign Companies
                                                        Accountable Act and as
a result an exchange may determine to delist your securities.
   2. Please expand your risk factor disclosure to discuss that the United States Senate passed
 Huihe Zheng
QDM International Inc.
November 22, 2021
Page 2
         the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
       You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at
(202)551-3474
with any questions.



FirstName LastNameHuihe Zheng                               Sincerely,
Comapany NameQDM International Inc.
                                                            Division of
Corporation Finance
November 22, 2021 Page 2                                    Office of Finance
FirstName LastName